UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES ACT OF 1934

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934.

For the Fiscal Year Ended September 30, 2005

OR

☐ TRANSITION REPROT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to .

1-8931

Commission File Number

A.           Full title of the plan and the address of the plan, if different from that of the issue named below:

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CUBIC CORPORATION

9333 Balboa Avenue

San Diego, California 92123

Telephone (858) 277-6780

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

September 30, 2005 and 2004

*     Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Administrator and Participants of the

Cubic Corporation Employees’ Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Cubic Corporation Employees’ Profit Sharing Plan as of September 30, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended September 30, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2005 and 2004, and the changes in net assets available for benefits for the year ended September 30, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of September 30, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Orlando, Florida

January 19, 2006

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Statement of Net Assets Available for Benefits

September 30, 2005 and 2004

	2005	2004

Assets:
Investments, at contract value:
Guaranteed interest funds	$78,453,383	78,029,644
Investments, at fair value:
Pooled separate accounts	63,760,374	55,939,247
Registered investment companies	64,620,282	51,751,346
Common collective trust	7,564,348	6,201,898
Cubic Corporation common stock	2,910,601	3,346,233
Participant loans	3,655,884	3,907,979

Total investments	220,964,872	199,176,347

Receivables:
Employer’s contribution	4,738,743	3,250,433
Participants’ contributions	648,262	253,730

Total receivables	5,387,005	3,504,163

Net assets available for benefits	$226,351,877	202,680,510

See the accompanying notes to financial statements.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

September 30, 2005 and 2004

Additions to net assets attributed to:
Investment income:
Interest and dividends	$858,203
Interest on guaranteed interest funds	3,043,129
Net appreciation in fair value of investments	15,344,228

Total investment income	19,245,560

Contributions:
Employer’s	9,656,826
Participants’	9,043,315
Participants’ rollovers from other qualified plans	502,405

Total contributions	19,202,546

Total additions	38,448,106

Deductions from net assets attributed to:
Benefits paid to participants	14,751,795
Administrative expenses	24,944

Total deductions	14,776,739

Net increase	23,671,367

Net assets available for benefits:
Beginning of year	202,680,510

End of year	$226,351,877

See the accompanying notes to financial statements.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2005 and 2004

(1)                     Plan Description

The following description of the Cubic Corporation Employees’ Profit Sharing Plan (the ”Plan”) provides only general information. Participants of the Plan should refer to the Plan agreement for a more complete description of the Plan.

(a)                     General

The Plan, which was effective June 15, 1956 and amended from time to time thereafter, is a defined contribution plan covering all eligible full and part-time employees of Cubic Corporation and affiliated companies (collectively, the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan covers all full-time employees (or part-time employees who work at least 20 hours a week) of the Company immediately upon date of hire. Prior to January 1, 2005, employees classified as “temporary” full-time, part-time or on-call employees were eligible after completion of at least one year of service and could enter the Plan on the subsequent January 1, April 1, July 1, or October 1. As of January 1, 2005, the Plan was amended so that these employees are eligible immediately upon date of hire.

(b)                     Contributions

Plan participants may voluntarily contribute up to 30% of their pre-tax and after-tax annual compensation (up to the IRS maximum allowable amount), as defined by the Plan, to the Plan. The participant’s combined maximum pre-tax and after-tax contribution is not to exceed 30% of their annual compensation. Participants may also rollover amounts representing distributions from other eligible retirement plans. All contributions are held in trust and invested by the Plan’s custodian in accordance with the options elected by the participants (i.e. all investments are participant directed). Participants may elect to invest their contributions and the Company’s discretionary contributions in 1% increments in the guaranteed interest funds, pooled separate accounts, registered investment companies, common collective trust, and/or the Company’s common stock. Participants may change their investment options daily. The maximum allowable pre-tax voluntary contribution, as determined by the Internal Revenue Service, was $14,000 for 2005.

The Plan provides for a Company discretionary profit sharing contribution, at the option of its Board of Directors. Discretionary profit sharing contributions to the Plan are allocated based on the ratio of each participant’s compensation to total compensation of all eligible participants. Plan participants must be employed by the Company as of the Plan’s year end, have at least one year of service and have earned at least 500 hours of service during the Plan year to be eligible for the discretionary profit sharing contributions. For the year ended September 30, 2005 the Company’s discretionary profit sharing contribution approved by the Board of Directors was 8.5% of salary computed to maximum IRS limitations.

(c)                      Participants Accounts

Each participant’s account is credited with the participant’s contributions, their pro rata share of the Company’s discretionary profit sharing contributions (if any), an allocation of Plan earnings or losses including market value adjustments on Plan investments, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The nonvested portion of a participant’s employer discretionary contribution account will be forfeited as of the earlier of the date of termination of employment if he or she has no vested interest or the date on which he or she has five consecutive years of five hundred or less hours of service. Any remaining forfeited balances of terminated participants’ non-vested accounts after payment of certain administrative expenses and restoration of forfeitures of re-employed participants are allocated to participants who are employed on the last day of the Plan year in the ratio that each eligible participant’s Company discretionary contribution bears to the Company discretionary contributions of all eligible participants. Forfeitures of participants nonvested accounts amounted to $98,138 during the year ended September 30, 2005. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. As of September 30, 2005 and 2004, unused forfeitures amounted to $946,110 and $1,051,272, respectively.

(d)                     Vesting

Employee contributions and rollover contributions plus or minus actual earnings or losses thereon have full and immediate vesting. Employer discretionary profit sharing contributions (and earnings or losses thereon) vest according to the following schedule:

Years of service	Vesting percentage

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Participant accounts become fully vested upon death, disability, attainment of normal retirement age, termination due to lay-off by a participating employer, or upon termination of the Plan. The Company may authorize a percentage of the Company’s annual contribution to be transferred to the pre-tax account of non-highly compensated participants, and the participants then become immediately vested in those contributions.

(e)                      Distribution of Participants Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement from the Company, in cases of financial hardship, termination from service from the Company, death, or permanent and total disability. Participants still employed are eligible for two distributions of their after-tax and rollover contributions per each Plan year and up to 65% of their vested portion of the employer discretionary profit sharing contributions once every five years. The normal retirement age, as defined by the Plan, is the later date at which participants reach the age of 65 and have reached five years of service. If a participant terminates before retirement, the participant will receive either a lump sum payment of their account balance or if the account exceeds $1,000, the participant may elect any distribution date up to age 70½.

(f)                        Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant may not have more than two loans outstanding at any time and no new loans may be made to a participant at a time when he or she is in default on any payment required to be made on a previous loan. The loans, which are collateralized by the balance in the participant’s account, bear interest at prime plus 1%, determined on the first business day of each month, which ranged from 5% to 10.5% at September 30, 2005. Principal and interest is paid ratably through monthly payroll deductions. All loans are repaid within a period of five years and have maturity dates ranging from October 2005 through October 2010.

(2)                     Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)             Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)                      Investment Valuation and Income Recognition

The Plan’s pooled separate accounts, registered investment companies, and common collective trust are stated at fair value as determined by Prudential Insurance Company of America, (the “Custodian”), and are based on the net asset value of units held by the Plan at year-end. The shares of Cubic Corporation common stock are valued at quoted market prices at year-end, as reported by the Custodian. Participant loans are valued at the amount of unpaid principal, which approximates fair value.

Investment contracts held in Guaranteed Interest Funds are valued at contract value, which represents contributions, reinvested income, less any withdrawals plus accrued interest. The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers to contract value. Interest rates approximate market rates. The average yield on the contracts were 3.76% and 3.10% for 2005 and 2004, respectively. The crediting interest rates are reviewed quarterly but cannot be less than 3% and were 3.5% and 3.40% at September 30, 2005 and 2004, respectively. The fair value of the Guaranteed Interest Fund at September 30, 2005 and 2004 was $78,959,242 and $80,153,656, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Participants may not transfer between the Guaranteed Interest Fund, the Money Market Fund, the Long-Term Bond Index Fund and the Stable Value Fund without first investing in another investment option of the Plan for a period of 90 days.

Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date. Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value. Purchase and sales of securities are reflected on a trade-date basis.

Earnings on investments, with the exception of participant loans, are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances. The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

(d)                     Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(e)                      Risk and Uncertainties

The Plan provides for various investment options in pooled separate accounts, registered investment companies, a common collective trust, and Cubic Corporation common stock. These investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of the investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(f)                     Concentration of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments. Management believes that the Custodian maintains the Plan’s investments with high credit quality institutions and attempts to limit the credit exposure to any particular investment.

(g)                     Payments of Benefits

The Plan records benefit payments to withdrawing participants when paid. Under the rules for preparation of Form 5500, the Plan’s Form 5500 will reflect an accrual for the amount to be paid to participants who withdrew from the Plan prior to year-end, and who had requested a distribution which was approved but not yet paid at period end, if any. There were no unpaid distributions at September 30, 2005 or 2004.

(h)                 Administrative Expenses

The Company provides certain administrative and accounting services to the Plan at no cost. Most administrative expenses are paid directly by the Plan sponsor and include audit fees and legal fees. Administrative expenses incurred by the Plan include loan fees charged directly to the participants’ accounts and investment management services fees which are first paid using forfeitures of the Company’s contributions, and any remaining balance is netted against investment returns.

(3)                     Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of September 30:

	2005	2004

Guaranteed Interest Funds	$78,453,383	78,029,644
Jennison Equity Fund	21,952,691	20,485,940
Prudential Core Equity Stock Fund	18,314,066	13,715,442
Davis New York Venture Fund	14,843,716	10,556,416
Prudential Money Market Account	14,225,930	14,261,610
Janus Worldwide Fund	12,211,765	12,261,330

The Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) appreciated in value by $15,344,228 during the years ended September 30, 2005 as follows:

2005

Pooled separate accounts	$8,373,315
Registered investment companies	7,576,114
Common collective trust	265,974
Cubic Corporation common stock	(871,175)

$15,344,228

(4)                     Tax Status

The Plan received a favorable tax determination letter from the Internal Revenue Service dated May 5, 2004, which states that the Plan qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes. In the opinion of the plan administrator and the Plan’s tax counsel, the Plan continues to meet the Internal Revenue Code requirements and is currently operating such that its exempt status has been maintained. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

(5)                     Plan Termination and Amendment

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become vested 100% in their accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

(6)                     Party-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan. Certain Plan investments are shares of pooled separate accounts and a common collective trust managed by Wells Fargo Bank Minnesota, N.A. Prudential Insurance Company of America is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. An officer of the Company serves as the trustee and plan administrator of the Plan. In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions. The Plan purchased and sold approximately 77,400 and 53,400 shares, respectively, of the Company’s common stock during the year ended September 30, 2005. Fees paid to the Custodian by the Plan for investment services amounted to approximately $25,000 during the year ended September 30, 2005.

(7)                     Registration of Filing Shares and Filing Requirements

On November 1, 1996, the Plan’s sponsor filed a registration statement on Form S-8 to register an indeterminate number of shares of Plan participant interests. Subsequent to filing the registration statement on Form S-8, the Plan did not file annual reports on Form 11-K and the Plan sponsor did not file a Form S-8 for the common stock of the Plan sponsor which could be acquired by Plan participants. Consequently, the acquisition by the Plan’s Custodian for the benefit and at the direction of Plan participants of shares of common stock of the Plan sponsor were not registered in compliance with applicable securities laws.

On August 12, 2005, the Plan Sponsor filed a registration statement on Form S-8 to register 85,000 shares of the Plan sponsor’s common stock to be acquired by Plan participants pursuant to the Plan and the interests of those participants in the Plan.

The Plan sponsor may be subject to claims for rescission of acquisitions of shares of the Plan sponsor’s common stock under applicable securities laws during the one-year period following the date of such acquisitions. Based upon the Plan sponsor’s preliminary investigation, it believes that approximately 223,400 shares of its common stock may have been purchased for the accounts of Plan participants as of September 30, 2005. Approximately 71,000 shares have been purchased by the Plan from August 12, 2004 to August 12, 2005, and if subject to rescission, would have an aggregate repurchase price of approximately $1,671,000, plus interest.

(8)                     Form 5500

There were no differences between the accompanying financial statements as of September 30, 2005 and 2004 and the financial information reported on the Form 5500.

SUPPLEMENTAL SCHEDULE

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN  Schedule 1

Schedule of Assets Held for Investment Purposes at End of Year

September 30, 2005

EIN #95-1678055

Plan #001

		(c)
		Description of investment
	(b)	including maturity date,		(e)
	Identity of issue, borrower,	rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost**	value

*	The Prudential Insurance Company of America	Guaranteed Interest Funds	$—	78,453,383
*	Jennison Dryden Funds	Pooled Separate Accounts Jennison Equity Fund	—	21,952,691
*	The Prudential Insurance Company of America	Pooled Separate Accounts Prudential Core Equity Stock Fund	—	18,314,066
	Davis Funds	Registered Investment Companies Davis New York Venture Fund	—	14,843,716
*	The Prudential Insurance Company of America	Pooled Separate Accounts Prudential Money Market Account	—	14,225,930
	Janus Funds	Registered Investment Companies Janus Worldwide Fund	—	12,211,765
*	The Prudential Insurance Company of America	Pooled Separate Accounts Prudential Institutional Active Balanced Fund	—	9,267,687
	Franklin-Tempelton Funds	Registered Investment Companies Franklin Small-Mid Cap Growth Fund	—	8,065,422
	Janus Funds	Registered Investment Companies Janus Growth & Income Fund	—	7,568,640
	Wells Fargo Bank Minnesota, N.A.	Common Collective Trust Stable Value Fund	—	7,564,348
	Jennison Dryden Funds	Registered Investment Companies Dryden Stock Index Fund	—	6,486,815
	PIMCO Funds	Registered Investment Companies PIMCO Total Return Fund	—	4,904,138
	American Century Investments	Registered Investment Companies American Century Government Bond Investment Fund	—	3,635,359
	American Century Investments	Registered Investment Companies American Century International Growth Fund	—	3,519,132
	AIM Funds	Registered Investment Companies AIM Investco Dynamics Fund	—	3,384,473
*	Cubic Corporation	Equity Securities Cubic Corporation Common Stock	—	2,910,601
*	The Prudential Insurance Company of America	Registered Investment Companies AP Fund	—	822
*	Participant Loans	Various maturities ranging from October 2005 through October 2010 (Interest rates from 5.0% - 10.5%)	—	3,655,884
			$—	220,964,872

*            Party-in-interest

** Historical cost is not required as all investments are participant directed.

B. Exhibit List.

Exhibit 23.1                                    Consent of Tedder, James, Worden & Associates, P. A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Cubic Corporation Employees’ Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cubic Corporation Employees’ Profit Sharing Plan

Date: April 7, 2006	By:	/s/ John D. Thomas

John D. Thomas
Vice President Finance
and Plan Administrative Committee Member